Exhibit 99.3

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION B

STATISTICAL ANALYSIS

CONTENTS

Territorial Analysis of General Business Operations
Six months to 30 June 2003	B 1
Second Quarter	B 2

United Kingdom General Business Operations
Six months to 30 June 2003	B 3
Second Quarter	B 4

UK Personal General Business Operations
Six months to 30 June 2003	B 5
Second Quarter	B 6

Scandinavia General Business Operations
Six months to 30 June 2003	B 7
Second Quarter	B 8

USA General Business Operations
Six months to 30 June 2003	B 9
Second Quarter	B 10

Canada General Business Operations
Six months to 30 June 2003	B 11
Second Quarter	B 12

International General Business Operations
Six months to 30 June 2003	B 13
Second quarter	B 14

Territorial Analysis of Life Business Operations
Life & Pensions	B 15

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

SIX MONTHS TO 30 JUNE

					Net Premiums Written
					2003	2002	2002	Currency
						Adjusted	Original	Inc/dec
					£m	£m	£m	%
United Kingdom					1,415	1,817	1,817	(22)
Scandinavia					657	558	520	18
USA					994	923	1,003	8
Canada					254	285	275	(11)
International					398	625	616	(36)
Australia & New Zealand					283	380	344	(25)
Group Reinsurance					2	2	2	59

					4,003	4,590	4,577	(13)

Less: Quota share portfolio transfer					(349)	(309)	(309)

					3,654	4,281	4,268

	Underwriting Result					Operating Ratio
	2003			2002	2002	2003		2002
				Adjusted	Original

	Accident Years					Accident Year

	Current	Prior	Total	Total	Total	Current	Total	Total
	£m	£m	£m	£m	£m	%	%	%
United Kingdom	53	(15)	38	(53)	(53)	96.0	97.1	102.1
Scandinavia	4	(4)	—	(29)	(27)	96.1	96.8	103.5
USA	(13)	(66)	(79)	(93)	(101)	100.8	107.4	111.2
Canada	1	(4)	(3)	(31)	(29)	99.5	101.3	110.7
International	17	2	19	(38)	(35)	94.8	94.6	104.3
Australia & New Zealand	16	(3)	13	12	11	94.7	95.7	96.9
Group Reinsurance	(8)	(1)	(9)	—	—	—	—	—

	70	(91)	(21)	(232)	(234)	97.1	99.3	104.6

Equalisation provision			(15)	(9)	(9)
Reorganisation costs & goodwill (refer to A9 and A10)			(103)	(20)	(20)

			(139)	(261)	(263)

	General Business Result

	(based on LTIR)
	2003	2002
	£m	£m
United Kingdom	184	131
Scandinavia	41	26
USA	18	22
Canada	24	(1)
International	53	22
Australia & New Zealand	35	44
Group Reinsurance	(17)	(12)

	338	232

Statistical Analysis	B1

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

SECOND QUARTER

		Net Premiums Written
		2003	2002	Currency
				Inc/dec
		£m	£m	%
United Kingdom		572	928	(38)
Scandinavia		265	247	6
USA		450	418	12
Canada		147	159	(15)
International		201	290	(31)
Australia & New Zealand		72	193	(66)
Group Reinsurance		1	3	(49)

		1,708	2,238	(27)

	Underwriting Result		Operating Ratio
	2003	2002	2003	2002
	£m	£m	%	%
United Kingdom	48	(8)	93.4	99.5
Scandinavia	6	(5)	98.7	101.8
USA	(72)	(85)	114.3	120.4
Canada	5	(12)	94.1	108.0
International	7	(22)	96.0	107.2
Australia & New Zealand	7	11	90.9	93.4
Group Reinsurance	—	5	—	—

	1	(116)	99.6	105.1

Equalisation provision	(5)	(5)
Reorganisation costs & goodwill (refer to A9 and A10)	(60)	(8)

	(64)	(129)

			General Business Result
			(based on LTIR)
			2003	2002
			£m	£m

United Kingdom			119	79
Scandinavia			23	24
USA			(24)	(26)
Canada			18	1
International			23	6
Australia & New Zealand			13	28
Group Reinsurance			(3)	—

			169	112

Statistical Analysis	B2

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%
Personal
Household	434	402	8	5	(41)	99.1	111.0
Motor	201	260	(23)	(18)	(20)	107.3	107.4
Other*	(97)	190	(151)	5	5	91.1	94.0

	538	852	(36)	(8)	(56)	100.3	106.1

Commercial
Property	406	427	(5)	68	35	81.6	87.3
Casualty	147	139	6	(6)	(11)	103.5	107.5
Motor	233	246	(6)	18	1	91.7	99.2
Other	91	153	(41)	(34)	(22)	134.2	111.7

	877	965	(9)	46	3	94.4	98.3

Total	1,415	1,817	(22)	38	(53)	97.1	102.1

						General
						Business
						Result
						(based on LTIR)
						2003	2002
						£m	£m

Personal						41	8
Commercial						143	123

						184	131

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Claims ratio		65.1	72.9	69.4	74.7	67.4	73.9
Expense ratio		35.2	33.2	25.0	23.6	29.7	28.2

		100.3	106.1	94.4	98.3	97.1	102.1

* Premium impacted by a one-off reinsurance premium to cover the existing liabilities of the Healthcare and Assistance operation from the completion of its disposal.

Statistical Analysis	B3

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%
Personal
Household	213	204	5	24	(6)	90.0	102.9
Motor	101	135	(26)	(4)	(9)	102.5	106.0
Other*	(181)	109	(266)	2	2	68.4	93.0

	133	448	(70)	22	(13)	92.7	101.1

Commercial
Property	209	212	(2)	44	32	77.4	79.8
Casualty	67	64	5	(10)	(11)	113.3	117.1
Motor	121	128	(7)	9	(3)	92.1	102.0
Other	42	76	(46)	(17)	(13)	137.1	114.1

	439	480	(9)	26	5	94.5	98.0

Total	572	928	(38)	48	(8)	93.4	99.5

						General Business Result (based on LTIR)
						2003	2002
						£m	£m

Personal						44	17
Commercial						75	62

						119	79

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Claims ratio		56.9	69.2	69.8	73.7	64.0	71.6
Expense ratio		35.8	31.9	24.7	24.3	29.4	27.9

		92.7	101.1	94.5	98.0	93.4	99.5

* Premium impacted by a one-off reinsurance premium to cover the existing liabilities of the Healthcare and Assistance operation from the completion of its disposal.

Statistical Analysis	B4

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UK PERSONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

Personal Intermediated	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/Dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%
Household	369	351	5	5	(32)	99.5	109.4
Motor	92	167	(45)	(11)	(17)	110.7	110.1
Other	—	23	(99)	(1)	(1)	103.1	107.8

	461	541	(15)	(7)	(50)	103.0	109.5
MORE TH>N
Household	65	51	28	—	(9)	97.6	120.2
Motor	109	93	17	(7)	(3)	102.4	102.3
Other	7	7	—	(1)	—	122.3	115.3

	181	151	20	(8)	(12)	101.1	109.1
Health
Other	(104)	160	(165)	7	6	86.3	91.3

	(104)	160	(165)	7	6	86.3	91.3
Personal Total
Household	434	402	8	5	(41)	99.1	111.0
Motor	201	260	(23)	(18)	(20)	107.3	107.4
Other	(97)	190	(151)	5	5	91.1	94.0

	538	852	(36)	(8)	(56)	100.3	106.1

Operating Ratio	UK PI		MORE TH>N		Health		Total
	2003	2002	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%	%	%
Claims ratio	62.9	74.2	71.9	71.6	66.9	69.1	65.1	72.9
Expense ratio	40.1	35.3	29.2	37.5	19.4	22.2	35.2	33.2

	103.0	109.5	101.1	109.1	86.3	91.3	100.3	106.1

Statistical Analysis	B5

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UK PERSONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

Personal Intermediated	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/Dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%
Household	180	177	2	24	(4)	89.2	102.1
Motor	44	89	(51)	(2)	(8)	105.1	108.8
Other	(7)	10	(169)	3	(1)	12.6	115.8

	217	276	(21)	25	(13)	92.1	104.5
MORE TH>N
Household	33	27	27	—	(2)	95.3	109.5
Motor	57	46	22	(2)	(1)	98.4	99.9
Other	4	4	3	(1)	—	128.5	120.3

	94	77	23	(3)	(3)	98.3	104.2
Health
Other	(178)	95	(287)	—	3	—	89.8

	(178)	95	(287)	—	3	—	89.8
Personal Total
Household	213	204	5	24	(6)	90.0	102.9
Motor	101	135	(26)	(4)	(9)	102.5	106.0
Other	(181)	109	(266)	2	2	68.4	93.0

	133	448	(70)	22	(13)	92.7	101.1

Operating Ratio	UK PI		MORE TH>N		Health		Total
	2003	2002	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%	%	%
Claims ratio	53.0	69.3	69.7	67.9	—	70.7	56.9	69.2
Expense ratio	39.1	35.2	28.6	36.3	—	19.1	35.8	31.9

	92.1	104.5	98.3	104.2	—	89.8	92.7	101.1

Statistical Analysis	B6

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SCANDINAVIA GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003	2002	2002	Currency	2003	2002	2002	2003	2002
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%
Personal
Denmark	106	95	89	12	(1)	(4)	(3)	98.4	102.3
Sweden	177	153	143	15	(4)	(7)	(7)	101.1	104.7
Other	29	31	28	(2)	—	(1)	(1)	95.9	100.1

	312	279	260	12	(5)	(12)	(11)	99.9	103.9

Commercial
Denmark	151	130	121	16	5	(4)	(4)	92.5	99.3
Sweden	176	132	123	34	—	(12)	(11)	95.0	109.3
Other	18	17	16	4	—	(1)	(1)	97.8	98.3

	345	279	260	24	5	(17)	(16)	93.8	103.8

Total
Denmark	257	225	210	14	4	(8)	(7)	94.9	100.6
Sweden	353	285	266	24	(4)	(19)	(18)	98.3	106.1
Other	47	48	44	—	—	(2)	(2)	96.7	99.3

	657	558	520	18	—	(29)	(27)	96.8	103.5

								General Business Result (based on LTIR)
								2003	2002
								£m	£m

Personal								18	17
Commercial								23	9

								41	26

Operating Ratio				Personal		Commercial		Total
				2003	2002	2003	2002	2003	2002
				%	%	%	%	%	%
Claims ratio				81.1	82.9	78.7	87.3	79.9	84.8
Expense ratio				18.8	21.0	15.1	16.5	16.9	18.7

				99.9	103.9	93.8	103.8	96.8	103.5

Statistical Analysis	B7

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SCANDINAVIA GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Currency	2003	2002	2003	2002
			Inc/dec
	£m	£m	%	£m	£m	%	%
Personal
Denmark	43	40	7	(3)	(1)	106.1	106.1
Sweden	93	84	7	—	(2)	99.0	101.2
Other	14	15	(1)	1	—	91.6	91.9

	150	139	6	(2)	(3)	100.5	101.9

Commercial
Denmark	38	40	(1)	6	1	99.4	98.3
Sweden	67	60	10	2	(3)	95.2	106.9
Other	10	8	1	—	—	98.1	99.3

	115	108	6	8	(2)	96.5	101.8

Total
Denmark	81	80	3	3	—	102.2	102.0
Sweden	160	144	8	2	(5)	97.3	103.3
Other	24	23	—	1	—	94.1	94.3

	265	247	6	6	(5)	98.7	101.8

						General Business Result (based on LTIR)
						2003	2002
						£m	£m

Personal						10	12
Commercial						13	12

						23	24

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Claims ratio		81.0	80.4	74.7	83.5	78.1	81.7
Expense ratio		19.5	21.5	21.8	18.3	20.6	20.1

		100.5	101.9	96.5	101.8	98.7	101.8

Statistical Analysis	B8

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USA GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003		2002	Inc/dec	2003		2002	2003	2002
	$m		$m	%	$m		$m	%	%
Personal
Household	95		78	21	(3)		10	102.6	87.5
Automobile	323		311	4	9		1	97.5	99.6

	418		389	8	6		11	98.7	97.1

Commercial
Property	298		247	21	17		33	93.3	87.5
Package	195		164	19	(3)		(80)	99.5	165.8
Automobile	122		108	13	(2)		(3)	101.8	103.5
Workers’ comp	359		385	(7)	(54)		(50)	113.7	114.0
General liability	247		231	7	(94)		(65)	138.2	123.4

	1,221		1,135	8	(136)		(165)	110.5	116.4

Total	1,639		1,524	8	(130)		(154)	107.4	111.2

	£m	£m	£m	%	£m	£m	£m	%	%
		Adjusted	Original			Adjusted	Original
Personal	254	235	256	8	3	7	7	98.7	97.1
Commercial	740	688	747	8	(82)	(100)	(108)	110.5	116.4

	994	923	1,003	8	(79)	(93)	(101)	107.4	111.2

								General Business Result (based on LTIR)
								2003	2002
								$m	$m
Personal								31	38
Commercial								(1)	(5)

								30	33

Operating Ratio	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%
Claims ratio	71.4	71.7	80.9	84.1	78.4	80.7
Expense ratio	27.3	25.4	29.6	32.3	29.0	30.5

	98.7	97.1	110.5	116.4	107.4	111.2

Statistical Analysis	B9

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USA GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	$m	$m	%	$m	$m	%	%
Personal
Household	55	44	24	2	5	93.6	85.1
Automobile	161	150	8	7	3	96.1	98.3

	216	194	12	9	8	95.7	95.6

Commercial
Property	147	121	21	(18)	21	112.0	88.3
Package	102	71	44	—	(104)	99.0	272.0
Automobile	71	57	24	(3)	(3)	103.2	105.7
Workers’ comp	132	137	(3)	(44)	(32)	128.3	121.7
General liability	111	114	(2)	(63)	(21)	151.0	119.7

	563	500	13	(128)	(139)	121.0	129.6

Total	779	694	12	(119)	(131)	114.3	120.4

	£m	£m	%	£m	£m	%	%
Personal	126	118	12	5	5	95.7	95.6
Commercial	324	300	13	(77)	(90)	121.0	129.6

	450	418	12	(72)	(85)	114.3	120.4

					General Business Result (based on LTIR)
					2003	2002
					$m	$m
Personal					21	22
Commercial					(58)	(57)

					(37)	(35)

Operating Ratio	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%
Claims ratio	68.1	69.8	87.6	95.0	82.5	88.3
Expense ratio	27.6	25.8	33.4	34.6	31.8	32.1

	95.7	95.6	121.0	129.6	114.3	120.4

Statistical Analysis	B10

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CANADA GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003		2002	Inc/dec	2003		2002	2003	2002
	C$m		C$m	%	C$m		C$m	%	%
Personal
Household	114		111	2	6		(2)	96.5	103.4
Motor	299		289	4	(11)		(30)	102.2	111.8

	413		400	3	(5)		(32)	99.8	108.9

Commercial
Property	38		56	(32)	5		(3)	95.4	104.1
Motor	58		107	(45)	(8)		(20)	115.3	118.1
General liability	31		50	(39)	(2)		(17)	113.8	135.8
Other	28		26	6	2		4	89.7	83.5

	155		239	(35)	(3)		(36)	106.6	113.6

Total	568		639	(11)	(8)		(68)	101.3	110.7

	£m	£m Adjusted	£m Original	%	£m	£m Adjusted	£m Original	%	%
Personal	183	178	172	3	(2)	(15)	(14)	99.8	108.9
Commercial	71	107	103	(35)	(1)	(16)	(15)	106.6	113.6

	254	285	275	(11)	(3)	(31)	(29)	101.3	110.7

								General
								Business
								Result
								(based on LTIR)
								2003	2002
								C$m	C$m

Personal								26	—
Commercial								26	(2)

								52	(2)

Operating Ratio	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%
Claims ratio	75.8	81.7	65.1	78.1	72.5	80.4
Expense ratio	24.0	27.2	41.5	35.5	28.8	30.3

	99.8	108.9	106.6	113.6	101.3	110.7

Statistical Analysis	B11

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CANADA GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	C$m	C$m	%	C$m	C$m	%	%
Personal
Household	59	65	(9)	4	1	93.1	99.9
Motor	173	171	2	3	(11)	95.4	108.5

	232	236	(1)	7	(10)	93.9	105.7

Commercial
Property	19	32	(40)	7	(4)	73.6	107.6
Motor	32	63	(48)	(2)	(9)	105.8	112.7
General liability	17	27	(40)	(2)	(9)	116.8	134.5
Other	19	17	4	1	2	81.3	83.2

	87	139	(38)	4	(20)	95.7	111.7

Total	319	375	(15)	11	(30)	94.1	108.0

	£m	£m	%	£m	£m	%	%
Personal	105	100	(1)	3	(4)	93.9	105.7
Commercial	42	59	(38)	2	(8)	95.7	111.7

	147	159	(15)	5	(12)	94.1	108.0

						General
						Business
						Result
						(based on LTIR)
						2003	2002
						C$m	C$m
Personal						22	6
Commercial						17	(4)

						39	2

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Claims ratio		71.6	80.1	56.1	77.4	67.1	79.2
Expense ratio		22.3	25.6	39.6	34.3	27.0	28.8

		93.9	105.7	95.7	111.7	94.1	108.0

Statistical Analysis	B12

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INTERNATIONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003	2002	2002	Currency	2003	2002	2002	2003	2002
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%
Personal
Other Europe & Middle East	115	247	231	(53)	4	(22)	(21)	96.9	108.9
LAC	46	40	45	13	1	(1)	(1)	94.9	102.4
Asia	24	25	27	(5)	4	(2)	(2)	87.1	109.8

	185	312	303	(41)	9	(25)	(24)	94.8	107.2

Commercial
Other Europe & Middle East	106	204	193	(48)	4	(6)	(5)	95.0	100.0
LAC	72	69	77	6	8	1	2	88.1	96.9
Asia	35	40	43	(11)	(2)	(8)	(8)	103.9	118.4

	213	313	313	(32)	10	(13)	(11)	94.3	101.3

Total
Other Europe & Middle East	221	451	424	(51)	8	(28)	(26)	96.0	105.0
LAC	118	109	122	9	9	—	1	90.8	98.9
Asia	59	65	70	(9)	2	(10)	(10)	95.1	112.2

	398	625	616	(36)	19	(38)	(35)	94.6	104.3

								General
								Business
								Result
								(based on LTIR)
								2003	2002
								£m	£m
Personal
Other Europe & Middle East								16	—
LAC								3	4
Asia								6	—

								25	4

Commercial
Other Europe & Middle East								16	14
LAC								12	7
Asia								—	(3)

								28	18

Total
Other Europe & Middle East								32	14
LAC								15	11
Asia								6	(3)

								53	22

Operating Ratio	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%
Claims ratio	62.2	73.3	61.0	68.4	61.6	70.9
Expense ratio	32.6	33.9	33.3	32.9	33.0	33.4

	94.8	107.2	94.3	101.3	94.6	104.3

Statistical Analysis	B13

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INTERNATIONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%
Personal
Other Europe & Middle East	62	119	(49)	4	(7)	94.1	105.9
LAC	25	18	24	1	(2)	91.9	107.5
Asia	11	14	(10)	2	2	85.5	92.6

	98	151	(36)	7	(7)	92.2	104.5

Commercial
Other Europe & Middle East	51	81	(37)	(5)	(7)	109.6	109.3
LAC	39	37	7	4	—	86.0	96.7
Asia	13	21	(30)	1	(8)	99.4	137.3

	103	139	(24)	—	(15)	99.7	110.2

Total
Other Europe & Middle East	113	200	(44)	(1)	(14)	101.1	107.3
LAC	64	55	13	5	(2)	88.3	100.5
Asia	24	35	(22)	3	(6)	93.1	115.6

	201	290	(31)	7	(22)	96.0	107.2

						General
						Business
						Result
						(based on LTIR)
						2003	2002
						£m	£m
Personal
Other Europe & Middle East						10	3
LAC						2	1
Asia						4	2

						16	6

Commercial
Other Europe & Middle East						1	3
LAC						6	2
Asia						—	(5)

						7	—

Total
Other Europe & Middle East						11	6
LAC						8	3
Asia						4	(3)

						23	6

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%
Claims ratio		60.2	70.5	63.7	74.7	62.0	72.5
Expense ratio		32.0	34.0	36.0	35.5	34.0	34.7

		92.2	104.5	99.7	110.2	96.0	107.2

Statistical Analysis	B14

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TERRITORIAL ANALYSIS OF LIFE BUSINESS OPERATIONS

LIFE & PENSIONS

Net Premiums Written	Six Months to 30 June				Second Quarter
	2003	2002	2002	Currency	2003	2002
		Adjusted	Original	Inc/dec
	£m	£m	£m	%	£m	£m
United Kingdom	475	625	625	(24)	310	303
Scandinavia	135	119	111	13	71	61
Other	147	411	406	(64)	61	207

	757	1,155	1,142	(34)	442	571

Life Business Result	Six Months to 30 June				Second Quarter
	2003	2002	2002	Currency	2003	2002
		Adjusted	Original	Inc/dec		Original
	£m	£m	£m	%	£m	£m
United Kingdom	44	56	56	(20)	22	21
Scandinavia	16	18	17	(14)	8	7
Other	15	31	31	(52)	6	19

	75	105	104	(29)	36	47
Other items (refer to A9 and A10)	(5)	(7)	(7)	(24)	(2)	(4)

	70	98	97	(29)	34	43

SHAREHOLDERS’ INTEREST IN LONG TERM BUSINESS	6 Months	6 Months	12 Months
	2003	2002	2002
	(unaudited)	(unaudited)	(unaudited)
	£m	£m	£m
Balance brought forward	1,874	2,503	2,503

Exchange	50	20	(2)
Movements for the year	(199)	(149)	(180)
Dividends and transfers	(80)	(57)	(109)
Capital injections	(10)	28	(49)
Acquisitions	—	6	(136)
Disposals	(260)	—	(153)

Balance carried forward	1,375	2,351	1,874

Statistical Analysis	B15